Mail Stop 3561

April 20, 2010

Mr. John S. Lewis
Chief Executive Officer
Parks One, Inc.
11109 Oak Pond Circle
Charlotte, NC 2877

> **Re: Parks One, Inc.**
> **Form 10-K/A for Fiscal Year Ended**
> **June 30, 2009**
> **Filed April 2, 2010**
> **Supplemental Response filed April 2, 2010**
> **File No. 000-52963**

Dear Mr. Lewis:

　　We have reviewed your filings and supplemental response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended June 30, 2009

Report of Independent Registered Public Accounting Firm, page F-1

1. We reviewed your revised audit report filed in response to our prior comment three. Your response did not address our comment in its entirety, thus it will be partially reissued. Please advise your independent accountant to revise their audit report to address the following issue and amend your Form 10-K accordingly:
   - the scope and opinion paragraphs of the audit report need to refer to the statements of operations, stockholders' deficit, and cash flows for the cumulative period from inception (October 11, 2007) *to June 30, 2009* in addition to the years ended June 30, 2008 and 2009.

   As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

   Sincerely,

   Tia Jenkins
   Senior Assistant Chief Accountant
   Office of Beverages, Apparel and
   Health Care Services